838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 23-473 December 20, 2023

Platinum Group Metals Ltd. Signs Cooperation Agreement with
Ajlan & Bros Mining and Metals Co. to Study a PGM Smelter and
Base Metal Refinery in Saudi Arabia

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" or the "Company") reports that it has entered into a Cooperation Agreement (the "Cooperation Agreement") with Ajlan & Bros Mining and Metals Co. ("Ajlan") to study the establishment of a stand-alone platinum group metals ("PGM") smelter and base metals refinery ("BMR") in Saudi Arabia. The Cooperation Agreement encompasses three phases: a global PGM concentrate market study (the "Market Study"), a Definitive Feasibility Study ("DFS") for the construction and operation of PGM smelter and BMR in Saudi Arabia, and an option to form an incorporated 50:50 joint venture following the completion of the DFS. The DFS will assume the export of PGM concentrate from the Waterberg Project in South Africa to a port facility in Saudi Arabia.

Platinum Group President and CEO Frank Hallam stated, "The largest impediment to the development of the Waterberg Project to date has been the need to secure a concentrate offtake agreement amongst the existing South African based PGM smelters.  We are pleased to work together with Ajlan to explore a smelting and refining facility in Saudi Arabia as a strategic alternative that may create an exciting path forward. Saudi Arabia offers an attractive investment climate that includes highly competitive energy costs, a lower taxation rate, and significant government financing incentives.  We look forward to working with Ajlan towards the establishment of a world class PGM mineral processing hub in Saudi Arabia and unlocking the potential of the Waterberg Project for all stakeholders, including host communities, the government of South Africa, and shareholders."

In order to minimize the risk of sourcing concentrate from only one project, and to attain scale, a Market Study to be conducted by a third party will be commissioned to identify potential global sources of PGM concentrate that could augment the processing of Waterberg Project concentrate.  There are currently several PGM and base metal projects globally seeking offtake and beneficiation solutions.

Upon the completion of the Market Study, and assuming a favourable outcome, Ajlan and the Company may together commission a DFS for the construction of a PGM smelter and BMR to process Waterberg Project concentrate and other concentrate feed in Saudi Arabia at an estimated cost for the DFS of US$4.0 million. The scope for the DFS will encompass options related to infrastructure, location, technical specifications, capital, and operating costs.  All expenses related to the DFS are to be split on a 50:50 basis between Platinum Group and Ajlan, including certain costs already incurred by Platinum Group in previous independent beneficiation studies.

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Upon completion of the DFS, Platinum Group and Ajlan will have the option to form an incorporated joint venture on a 50:50 basis, on terms to be mutually agreed, for the purpose of financing, constructing, and operating smelting and refining facilities as contemplated in the DFS.  Saudi Arabia offers significant investment incentives and the new incorporated joint venture would apply for these incentives. Upon formation, the incorporated joint venture would then be in a position to offer concentrate offtake terms to Waterberg JV Resources (Pty) Limited, the owner and operator of the Waterberg Project.

An initial tradeoff study has been completed to determine the viability of exporting PGM concentrate from South Africa to Saudi Arabia. Shipping costs are generally offset by lower energy costs and water costs.  The facility would also benefit from existing infrastructure.  A key requirement would be to secure a long-term permit from South Africa for the export of unrefined precious metals in concentrate. Platinum Group is working with the Government of South Africa to identify local beneficiation opportunities and to analyze the possible impact of exporting concentrate on the value chain.

The Company believes that construction and operation of the Waterberg Project mine represents a significant foreign direct investment into South Africa with benefits including the creation of over 1,300 direct jobs, infrastructure development, and foreign exchange earnings.

Beacon Securities Ltd. acted as an advisor to Platinum Group in relation to the Ajlan Cooperation Agreement.

About Ajlan & Bros Mining and Metals Co.

Ajlan & Bros Mining and Metals Co. is a subsidiary of Ajlan & Bros Holding, a large, diversified holding company.  Ajlan is actively seeking exploration and mining project investments to provide feedstock and partnership opportunities to build smelting, refining/and processing capacity and partnering with leading companies as financial investors in transition metals, precious and platinum group metals.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator and majority owner of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being operated in joint-venture with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., Japan Organization for Metals and Energy Security and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President and CEO

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

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Disclosure

The Toronto Stock Exchange ("TSX") and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding obtaining favourable outcomes on the Market Study and DFS, the ability of the parties to agree on the terms of a joint venture for the smelting and refining facility, the Company receiving a long-term permit for the export of unrefined precious metals in concentrate, the potential benefit of Saudi Arabia, jobs development, and the advancement of the Company's objectives for the Waterberg Project. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the potential inability to obtain required regulatory approvals and satisfy other applicable closing conditions including possible adverse impacts; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand, the Canadian Dollar and the Saudi Riyalr; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."); the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd.; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa and Saudi Arabia; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedarplus.ca, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.